BARRETT R. ROCHMAN
                                P.O. BOX 3074
                         CARBONDALE, ILLINOIS  62902
                       (618) 457-4334 OR (800) 529-3515


March ___, 1998


Dear Fellow Shareholder:

     Now that almost a year has passed since Heartland's first Annual Meeting of Shareholders, I wanted to write to you and give you my thoughts on the progress of our company in 1997.

     I believe that Heartland Bancshares' recent financial performance has been very disappointing. Based upon the financial information contained in Heartland's most recent quarterly report filed with the Securities and Exchange Commission, Heartland had a return on total assets of less than 0.3% and had a return on shareholders' equity of less than 4.50%, on an annualized and undiluted basis for the first nine months in 1997. I feel these results are unacceptable, and I have been unhappy with Heartland's performance since it became a public company in June, 1996. I believe that a bank should earn a return on total assets of at least 1% annually. On January 20, 1998, the Chicago Sun Times reported that, as of September 30, 1997, the national average return on assets for banks in the United States was 1.24%. Further, the Office of the Comptroller of the Currency ("OCC"), the agency that regulates national banks such as Heartland National Bank, reported that the return on assets for FDIC-insured national banks for the second quarter of 1997 was 1.32%. Additionally, I believe that Heartland should be providing shareholders with a return on total equity of between 10% and 15% per year. The OCC also reported that the return on equity for FDIC-insured national banks for the second quarter of 1997 was 15.27%. While I understand that Heartland may need some time to achieve these benchmarks, the bank is nevertheless significantly below these thresholds.

     On another note, I would like the opportunity to set the record straight on a few matters because Heartland, in a letter to you last year, made statements about my shareholder proposal and about me that were untrue. As you probably recall, I suggested a proposal for shareholders to consider at Heartland's Annual Meeting of Shareholders held in April, 1997. The proposal recommended that the Board of Directors examine whether a sale of Heartland was feasible and in the best interests of all shareholders and then report its findings to shareholders. At no time did I indicate that my only interest was in selling Heartland, nor did I ever suggest that Heartland should consider hanging out a "For Sale" sign in front of the bank. In my view, that would be ridiculous and not good for the shareholders of Heartland.

     As you may know, I am the largest shareholder of Heartland outside of the Employee Stock Ownership Plan and am very much interested in the business of Heartland and Heartland National Bank, since the value of my investment, as well as yours, is directly affected by the success of Heartland and Heartland National Bank. I intend to continue to monitor Heartland's performance and to report my findings to you from time to time. Everything I am doing is in an

Heartland Shareholders
March ___, 1998
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effort to further the best interests of all Heartland shareholders. For this reason, I intend to nominate myself for election as a director at the 1998 Annual Meeting of Shareholders. I will be sending you additional materials relating to this in the near future.

     With your support and involvement, we can make a difference at Heartland. If you have any questions or would like to discuss my concerns further, please do not hesitate to call me at (618) 457-4334 or (800) 529-3513.

                                   Sincerely,

                                   /s/ Barrett R. Rochman

                                   Barrett R. Rochman




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